Exhibit 99.4

CHAPTER A Board of Directors’ Report for the six months ended 30.06.2025

The information contained in these Description of the Corporation`s Business published by the Company constitutes a translation of the Description of the Corporation`s Business published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1.	The Board of Directors' Explanations for the State of the Corporation's Affairs	3
1.1.	Analysis of results of operations	3
1.1.1.	Description of operating segments	3
1.1.2.	Business environment	3
1.1.3.	Material events during the reporting period	7
1.1.4.	Condensed Statements of Consolidated Profit and loss for the three months ending June 30, 2025, and 2024 and the six months ended on those same dates	8
1.2.	Analysis of results of operations	9
1.2.1.	Seasonality	9
1.2.2.	Consolidated analysis of profit and loss	9
1.2.3.	Condensed results of consolidated profit and loss according to segmental activity for the three months ended June 30, 2025, and 2024 and the six months ended on those same dates	16
1.2.4.	Analysis of results of operations according segment	19
1.2.5.	Commitments and special events	23
1.3.	Financial position, liquidity, and financing sources	23
1.3.1.	Analysis of financial position as of June 30, 2025	23
1.3.2.	Condensed statements of cash flow	25
1.3.3.	Average short-term credit	26
1.3.4.	Disclosure regarding statement of cash flow forecast pursuant to Article 10(B)(1)(d) of the Israel Securities Regulations	26
1.3.5.	Summary statements of changes in equity	27
2.	Disclosure provisions in connection with the corporation's financial reporting	28
Appendix A – Details regarding the Series B Debentures issued by the Company and held by the public at the report date		29

1.	The Board of Directors' Explanations for the Corporation's results of operations and financial position

1.1.	Analysis of results of operations

1.1.1.	Description of operating segments

Matrix IT Ltd., together with its subsidiaries, is a company operating in the fields of information technology (IT) solutions and services, consulting, and management in Israel and overseas.

The Matrix Group employs approximately 12,000 software, hardware, engineering, integration, and training personnel, who provide services in advanced fields of information and management technology to hundreds of customers in the Israeli market as well as customers in the US market. The Group also engages in the sales and marketing of software and hardware products from a wide range of manufacturers from Israel and overseas, as well as the provision of consulting, project management and multidisciplinary engineering consulting services.

The Company has four1 areas of activity - (1) Information Technology Solutions and Services (“IT”) Consulting and Management in Israel; (2) IT Solutions and Services in the USA; (3) Marketing and Support of Software Products; and (4) Cloud and Computing Infrastructures. The Company provides solutions, services, and products to thousands of customers in the following main sectors ("sectors"): banking and finance, high-tech and startups, government and the public sector, defense, transportation, health, industry, retail and trade, education, and academia. Unique divisions operate in each one of these sectors, specializing in providing specific solutions to the particular sector in which they operate, as well as managing and carrying out projects for the Company’s lateral entities.
The specialization in the various sectors is reflected in the applicative, professional, and marketing facets of that sector. Accordingly, a professional and marketing infrastructure is developed in each sector which is required to support such sector.

1.1.2.	Business environment

The business environment in which the Company operates is directly affected by global and local trends and events, the most significant of which will be presented below. For additional details regarding the Company’s business environment, see Section 1.1.2 of the Board of Directors' Report as of 31.12.2024, and Section 6 of the chapter on the Description of the Corporation’s Affairs, in the 2024 Periodic Report.

A.	Global economic environment

As of the date of this report, in general, the global economy has continued to stabilize after facing the effects of the increase in inflation rates in recent years, which was followed by rising interest rates during the course of the post-COVID-19 period.

The decrease in inflation in the US market has come to a stop and is currently at 2.7% (June 2025, in annual terms, based on the last 12 months - LTM). At the same time, the US Federal Reserve has maintained the interest rate at 4.5%.

[1]	As of the 2024 financial statements, the Company presents the training and implementation activity, which was previously presented as a separate operating segment, as part of the IT, Consulting, and Management Solutions in Israel segment. For further details, see Note 24 to the Consolidated Financial Statements.

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The downward trend in inflation has also come to an end in the Eurozone and stands at 2.3% (June 2025 – LTM). The European Central Bank’s interest rate, as of the report date, stands at 2.15%, following several interest rate reductions by the European Central Bank.

As of April 2025, the US administration has been implementing a plan to increase tariffs on imports into the US from countries with significant trade surpluses with the US. As a result, several new trade agreements have been signed between the US and various countries around the world. The tariff imposed on imports to the US from Israel stands at 15% (Compare to an almost zero tariff exemption in Israel on goods imported from the US.) In the Company's assessment, the above tariffs are not expected to have a direct impact on the Company's activities.

Despite the downward trend in global inflation in recent years, there are still concerns of further inflationary outbursts and price increases. This is due, inter alia, to the imposition of tariffs by the US government and the possibility of the development and/or worsening of geopolitical conflicts.

B.	Israel economic environment

The main global economic trends described above are reflected, to a considerable extent, in the Israeli economy as well. At the same time, the Israeli economy was impacted in the past two years primarily by unique and complex local events that had a substantial impact, primarily the Iron Swords War and its consequences.

C.	National Security Situation

As of the report date, the Iron Swords War is ongoing. On June 13, 2025, the State of Israel initiated a large-scale military operation on Iran, dubbed “Operation Rising Lion,” whose conclusion led to an increase in equity prices on the Tel Aviv Stock Exchange and a significant strengthening of the Israeli shekel’s foreign currency exchange rates. (See below for information on the effect of changes in the USD-NIS exchange rate on the Company’s results.) At the same time, the conflict resulted in substantial damages, with reconstruction costs estimated at approximately NIS 20 billion, which could increase the deficit.

Accordingly, the Bank of Israel maintained its interest rate unchanged, contrary to expectations prevailing prior to the operation.

As of the reporting date, the majority of hostilities are concentrated in the Gaza Strip. Nevertheless, the continuation of the war, on its various fronts, remains unclear.

The security situation and the uncertainty surrounding it naturally impact on economic activity. International ratings agencies downgraded the State of Israel’s sovereign credit rating significantly because of the increased geopolitical risks and the concern over long-term harm to the Israeli economy. Credit ratings are currently: Moody's - Baa1 (negative outlook); S&P - A- (negative outlook). The increased perception of the risk faced by the State of Israel is also expressed in the yield on State of Israel government bonds. Nevertheless, as of the second half of 2024 and as a result of Israel's military successes, signs of improvement in economic indicators have been observed. Thus, despite the many difficulties and challenges facing the business environment, the Israeli economy has demonstrated robustness and resilience.

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D.	Economic Indicators

1)	Inflation and interest

It should be noted that even before the outbreak of the war, the Israeli economy faced high inflation and rising interest rates, partly due to domestic policy-related developments and related social unrest. These trends slowed in late 2023 and the first half of 2024. Accordingly, in January 2024, the Bank of Israel lowered the interest rate to 4.5% and this rate remains unchanged as at the reporting date. The CPI increased (June index - LTM) by 3.3%.

The Company estimates that the inflationary impact on the results of its operations is immaterial, inter alia, because the Company's financial debt is not linked to the CPI. On the other hand, any rise in interest rates may negatively affect the results of the Company's operations by increasing financial costs for variable-interest loans (commercial securities and short-term bank loans), as well as for new fixed interest loans that will replace loans that come due.  In this context, it should also be noted that the main component of the Company's expenses is wages (about 55% of the Company's operating expenses), which, in the Company's assessment, are impacted mainly by trends in supply and demand of technological staffing, and inflation is expected to have a limited effect on them.

2)	Real economic activity

Gross domestic product (GDP) grew by 0.9% in 2024, and according to the Finance Ministry forecast, it is expected to grow by 3.1% in 2025.
Heavy war-related spending has led to an increase in Israel’s trade deficit, which was 5% of GDP in June 2025. Similarly, the unemployment rate in June 2025 was 2.7%, reflecting a tight labor market.

3)	Exchange rates

Changes in the US dollar exchange rate (and to a lesser extent, the euro), along with its volatility, affect the Company’s results. This is especially true for the Cloud and Computing Infrastructures segment and the Sales, Marketing, and Support of Software Products segment (including cloud, hardware, and software products transactions, some of which are denominated in US dollars), as well as the shekel-denominated results of the IT Solutions segment in the US. The exchange rate also affects translation adjustments of the financial statements of US subsidiaries (which are recorded under the foreign currency translation reserve). In general, an increase in the US dollar exchange rate during a given period has a positive effect on the Company’s results, and the opposite is true when the dollar exchange rate falls. The Company occasionally hedges against foreign currency transactions.

During the second quarter (mainly at its end), the US dollar exchange rate against the shekel dropped sharply by about 9.3%, following the conclusion of Operation Rising Lion and its military achievements. Following the shekel’s appreciation against the US dollar (and the euro), during the quarter, the Company recorded financial expenses from exchange rate differences (net of gains from hedging transactions) of about NIS 10 million. In addition, the company accounted for an adjustment in the foreign currency translation reserve (net of the impact of hedging activities recorded in the capital reserve) of about NIS 30.5 million, which was recorded under other comprehensive income.

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E.	The high-tech industry

As a provider of IT solutions, products, and services, the Company competes with other companies in the high-tech industry for quality personnel. In addition, a significant part of the Company's revenues (approximately 16% in 2024) derive from companies in the high-tech sector. The past two years have been challenging for the Israeli high-tech sector. This is reflected, inter alia, in a decline in the number of startups and a decrease in demand for technological staffing (with an emphasis on inexperienced employees – juniors).

According to a report by the Israel Innovation Authority from April 2025, in 2024, there has been a decrease (for the first time in a decade) in the number of employees in the high-tech industry in Israel.

In the Company's assessment, the reduction trend in the demand for staffing high-tech companies may make it easier for the Company to recruit and retain employees, and to mitigate the pressure for wage increases on the part of the employees. On the other hand, the uncertainty in the high-tech industry could lead to a decrease in demand and even harm some of the Company's customers in this operating sector and consequently, harm the Company's operating results.

F.	Effect on the Company’s operating results

As at the date of the financial statements and as at the reporting date, approximately 420 and approximately 190 of the Company's employees (respectively) are on active reserve duty.

Notwithstanding the above, as explained below, the Company's operations in the second quarter and first half of 2025 were characterized by continued growth in the volume of the Company’s activity and continued improvement of its operating results.

The information mentioned above in this section concerning the Company's assessments as to the impact on the war on its operations, a war that is at its peak and whose full effects and implications have not yet been ascertained, the Company’s economic environment, and developments in the high-tech industry, constitutes forward-looking information, as defined in the Securities Law, 1968 (the "Securities Law"). It is based on management's assessments and business experience, as well as assumptions, various scenarios, analyses, and public information, along with the assessments of research companies and analysts as of the report date. The information may not materialize, in whole or in part, or materialize differently, including in a manner that is materially different than expected, inter alia, as a result of high uncertainty, economic instability, and developments that cannot be assessed at this time in connection with the war, its duration, intensity, and impact, including in relation to the functioning of the economy and the home front, as a result of market competition, economic slowdown or instability in the economy, and as a result of the realization of all or part of the risk factors appearing in Section 19 of the Company’s Periodic Report.

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1.1.3.	Material events during the reporting period

A.	Entering into a MOU for a merger with Magic

On March 10, 2025, a memorandum of understanding (MOU) was signed between Matrix IT Ltd. (“Matrix”) and Magic Software Enterprises Ltd. (“Magic”) for the purpose of negotiating a binding merger agreement, under which Matrix will acquire the entire issued and paid-up share capital of Magic by way of a reverse triangular merger. The considerations to Magic shareholders under the transaction will be in shares of Matrix (hereinafter: the “Magic transaction”). Upon completion of the transaction, Magic will become a private company wholly owned by Matrix.

As Formula Systems (1985) Ltd. is the controlling shareholder in both the Company and Magic, and in light of the materiality of the transaction, the Company's Board of Directors appointed an independent committee that was empowered to examine the engagement in the transaction, to negotiate with Magic regarding the terms of the transaction, to approve the transaction, and to formulate recommendations to the Board with regard thereto. For additional details, see the immediate report dated 11.3.2025 (reference: 2025-01-015939).

As of the report date, the Company is progressing in the process of approving the Magic transaction, and it expects it to be submitted for approval at the general meeting during the fourth quarter of 2025.

Pursuant to generally accepted accounting principles, the transaction will be accounted for using the pooling method rather than the purchase method. Meaning, the Company will consolidate Magic’s assets and liabilities in its financial statements at the values recorded in the controlling shareholder’s books.

The Company’s assessments regarding the transaction, its consummation, progress, and the timelines set forth above constitute forward-looking statements, as defined in the Israeli Securities Law, 1968. This information may not materialize or may materialize in a manner or at times differing from the Company's assessments, including non-consummation of the merger, inter alia, as a result of factors that are outside of the Company's control, including the failure to enter into a binding agreement, nonfulfillment of the conditions precedent for the completion of the transaction, or the failure to obtain the approvals required to complete the transaction, and/or changes in the state of the capital markets and the markets in which the Company and Magic operate, or as a result of the materialization of one or more of the risk factors set forth in the Company’s 2024 annual report.

B.	Acquisition of Gav Systems

On February 4, 2025, the Company, through its subsidiary Matrix IT Systems Ltd., completed the acquisition of 70% of the share capital of Gav Systems Ltd. and Gav Expert Ltd. for a total of approximately NIS 45.5 million.

In addition, the sellers were paid a dividend for the accrued earnings up until 31.12.23 in the amount of NIS 29 million. Pursuant to the agreement, the Company and the seller have a mutual option to sell and purchase the seller's remaining shares to the Company. Gav Systems provides professional services, primarily in the fields of computing and software development. Gav Systems’ operating results are consolidated in the Company’s financial statements (in the IT, Consulting, and Management Solutions in Israel segment) as of the beginning of the first quarter of 2025.

C.	Transaction with non-controlling interests

During the first quarter, the Company entered into a mutual put/call options renewal agreement with minority holders in a subsidiary for the sale and acquisition of the minority holder's remaining shares of that subsidiary. The transaction was accounted for directly to equity.

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1.1.4.	Condensed Statements of Consolidated Profit and loss for the three months ending June 30, 2025, and 2024 and the six months ended on those same dates (NIS thousands)

	For the three months ended	For the three months ended	Change in %	For the six months ended	For the six months ended	Change in %
	30.06.25	30.06.24		30.06.25	30.06.24
Revenues	1,451,379	1,332,732	8.9%	2,997,579	2,786,445	7.6%
Cost of revenues and services	1,228,682	1,130,946	8.6%	2,547,822	2,377,516	7.2%
Gross profit	222,697	201,786	10.4%	449,757	408,929	10.0%
% of revenues	15.3%	15.1%		15.0%	14.7%

Selling and marketing expenses	50,052	46,615	7.4%	104,893	97,663	7.4%
General and administrative expenses	45,926	43,916	4.6%	92,154	89,333	3.2%
Operating income	126,719	111,255	13.9%	252,710	221,933	13.9%
% of revenues	8.7%	8.3%		8.4%	8.0%

Financial expenses, net	25,382	14,833	71.1%	44,760	31,419	42.5%
income before taxes on income	101,337	96,422	5.1%	207,950	190,514	9.2%
Taxes on income	25,054	23,321	7.4%	51,084	45,991	11.1%
Net income	76,283	73,101	4.4%	156,866	144,523	8.5%
% of revenues	5.3%	5.5%		5.2%	5.2%

Net income attributable to
Equity holders of the company	72,918	69,495	4.9%	148,497	138,141	7.5%
Non-controlling interests	3,365	3,606	(6.7%)	8,369	6,382	31.1%
Net income	76,283	73,101	4.4%	156,866	144,523	8.5%
% of revenues	5.3%	5.5%		5.2%	5.2%

EBITDA	176,067	154,987	13.6%	351,656	312,471	12.5%
% of revenues	12.1%	11.6%		11.7%	11.2%

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1.2.	Analysis of results of operations

1.2.1.	Seasonality

The second quarter, similar to the same quarter last year, was affected by the Passover holiday and other holidays. (For details regarding the seasonality - see also, Section 9 of the Report on the Corporation's Affairs in the periodic report) Thus, in the second quarter of this year (similar to the same quarter last year), the number of working days was lower compared to the first quarter of 2025. The number of working hours in the second quarter and in the period was higher by 3.5% and 1.7%, respectively, compared to the corresponding periods last year.

1.2.2.	Consolidated analysis of profit and loss

A.	Revenues

The Company’s revenues for the quarter totaled NIS 1,451.4 million, compared to NIS 1,332.7 million in the corresponding quarter last year, an increase of about 8.9%. The growth rate in revenues, adjusted for the increase in revenues accounted for on a net basis, is about 13.3%. (See Section E below for details).

The Company’s revenues for the period totaled NIS 2,997.6 million, compared to NIS 2,786.4 million in the corresponding period, an increase of about 7.6%. The growth rate in revenues, adjusted for the increase in the volume of revenues accounted for on a net basis, is about 12.2%. (See Section E below for details).

The increase in revenues during the quarter derived from growth in the revenues in the IT Solutions and Services, Consulting, and Management in Israel segment, and the Cloud and Computing Infrastructures segment, offset in part by a decrease in revenues in the Marketing and Support of Software Products segment and in the IT Solutions and Services in the US segment.

The increase in the volume of revenues during the quarter and during the period was impacted by the first-time consolidation of the operating results of companies acquired by the Company - Gav Systems (starting as of the first quarter 2025), Ortec (starting December 2024), and Alacer (starting as of the fourth quarter 2024). Net of the effect of the consolidation of these companies for the first time, the Company recorded organic growth in revenues of approximately 4% and 2.8% during the quarter and during the period, respectively. Organic growth in revenues, after neutralizing the effect of the increase in revenues recorded on a net basis came to 8.4% and 7.5% during the quarter and during the period, respectively.

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B.	Gross profit

Gross profit in the quarter amounted to NIS 222.7 million (approximately 15.3% of revenues), compared with NIS 201.8 million in the corresponding quarter (approximately 15.1% of revenues), an increase of approximately 10.4%.

Gross profit during the period amounted to NIS 449.8 million (approximately 15% of revenues), compared with NIS 408.9 million in the corresponding period (approximately 14.7% of revenues), an increase of approximately 10%.
The increase in gross profit and its share of total revenues during the quarter and during the period is driven by an increase in revenues and an increase in the Company's profit margin, primarily from the IT Solutions and Services in the US segment and the Marketing and Support of Software Products segment, as well as from operational efficiency measures carried out by the Company.

The impressive growth in gross profit and gross profit margin was achieved despite a one-time gain recorded in the corresponding quarter (which reduced the cost of revenues in that quarter). This gain was from retroactive compensation received from the National Insurance Institute for the social benefits component in the salaries of Company employees called up for reserve duty (about NIS 6 million for 2023 and about NIS 3 million for the first quarter of 2024).

C.	Selling, marketing, general & administrative expenses

SG&A expenses in the fourth quarter amounted to NIS 95.9 million (approximately 6.6% of revenues), compared to NIS 90.5 million in the corresponding quarter (approximately 6.8% of total revenues). SG&A expenses during the period amounted to NIS 197 million (approximately 6.6% of revenues), compared to NIS 187 million in the corresponding period (approximately 6.7% of total revenues).

Most of the increase during the quarter and during the period derived from an increase in the volume of activities (including first-time consolidation of subsidiaries during the period), while their percentage of total revenues decreased.

It should be noted that selling expenses include amortization of intangible assets arising from business combinations in the amounts of NIS 7.8 million and NIS 14.6 million during the quarter and during the period, respectively (compared with NIS 5.4 million and NIS 10.9 million in the corresponding periods last year). The increase in the amortization of intangible assets derives from the first-time consolidation of subsidiaries in the fourth quarter of 2024 and the first quarter of 2025, as detailed above.

General and administrative expenses include an amount of NIS 1.4 million and NIS 4.4 million during the quarter and during the period, respectively (compared with NIS 4.5 million and NIS 9 million in the corresponding periods last year) for expenditures for share based payments for officers and executives.

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D.	Operating income

Operating income and its percentage of revenues in the quarter amounted to a record NIS 126.7 million (approximately 8.7% of revenues), compared with NIS 111.3 million in the corresponding quarter (approximately 8.3% of revenues), an increase of approximately 13.9%.

Operating income during the period amounted to NIS 252.7 million (approximately 8.4% of revenues), compared with NIS 221.9 million in the corresponding period (approximately 8% of revenues), an increase of approximately 13.9%.

The increase in operating income during the quarter and during the period compared to the corresponding periods is attributed to growth in profit in all segments.

Further to the details provided in the revenues section above.Net of the effect of the consolidation for the first time of Gav, Ortec and Alacer, the Company recorded organic growth in operating income of approximately 9% and 9.3% during the quarter and during the period, respectively.

For the impact of the increase revenues from transactions whose accounted for on a net basis on the operating income margin, see Section E below.

E.	Key results of the Company adjusted for the impact of revenue accounted for on a net basis

During the second quarter and during the period, the trend from the previous periods continued, with an increase in revenues , which, according to IFRS, must be recognized on a net basis. This affects the Company's revenues, revenue growth rate, and profit margin.

For the sake of comparability, the following analysis presents the Company’s revenues and operating income, net of the impact of gross/net revenue presentation.

	For the three months ended	For the three months ended	Change in %	For the six months ended	For the six months ended	Change in %
	30.06.25	30.06.24		30.06.25	30.06.24
Revenues	1,451,379	1,332,732	8.9%	2,997,579	2,786,445	7.6%
Adjustments for the increase in revenues accounted for on a net basis	58,587			129,654
Adjusted revenues	1,509,966	1,332,732	13.3%	3,127,233	2,786,445	12.2%
Operating income	126,719	111,255	13.9%	252,710	221,933	13.9%
% of revenues	8.4%	8.3%		8.1%	8%

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F.	Financial expenses (net)

Financial expenses (net) in the quarter amounted to NIS 25.4 million, compared with financial expenses (net) in the amount of NIS 14.8 million in the corresponding quarter last year.

Financial expenses (net) in the period amounted to NIS 44.8 million, compared with financial expenses (net) in the amount of NIS 31.4 million in the corresponding period last year.

The following is a breakdown of financial expenses (net) (NIS thousands):

	For the three months ended	For the three months ended	Change	For the six months ended	For the six months ended	Change
	30.06.25	30.06.24		30.06.25	30.06.24
Interest, commissions, and other (net)	6,207	5,817	390	12,650	13,457	(807)
Exchange rate differences	10,062	2,866	7,196	10,377	5,388	4,989
Accounting finance expenses*	9,113	6,150	2,963	21,733	12,574	9,159
Total financial expenses (net)	25,382	14,833	10,549	44,760	31,419	13,341

* Financial expenses in respect of leases, adjustments for put options for non-controlling interests in subsidiaries, and adjustments for actuarial obligations to employees.

As set forth above, the increase in financial expenses in the second quarter compared to the corresponding quarter was driven primarily by higher expenses from exchange rate differences, resulting from a depreciation of about 9.3% in the US dollar exchange rate against the shekel during the quarter. (For additional details, see Section 1.1.2 of this report – Business Environment.)

The increase in financial expenses during the period compared to the corresponding period is due primarily to an increase in accounting financial expenses (deriving from the revaluation of liabilities from the acquisition of subsidiaries that were consolidated for the first time (Gav, Ortec, and Alacer), and by the revaluation of existing put options to minority shareholders derived from the increased profitability in these subsidiaries).

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G.	Taxes on income

Tax expenses in the quarter amounted to NIS 25 million (approximately 24.7% of income before tax), compared with NIS 23.3 million in the corresponding quarter of the previous year (approximately 24.2% of income before tax).

Tax expenses in the period amounted to NIS 51 million (approximately 24.6% of income before tax), compared with NIS 46 million in the corresponding period (approximately 24.1% of income before tax).

The increase in tax expenses reflects the increase in profit. The increase in the Company's effective tax rate during the quarter and during the period, compared with the corresponding periods, is mainly due to an increase in non-tax deductible expenses (primarily revaluation of liabilities in respect of business combinations and put options for minority shareholders).

H.	Net income

Net income in the quarter amounted to NIS 76.3 million (approximately 5.3% of revenues), compared with NIS 73.1 million (approximately 5.5% of revenues) in the corresponding quarter, an increase of approximately 4.4%.

Net income in the period amounted to NIS 156.9 million (approximately 5.2% of revenues), compared with NIS 144.5 million (approximately 5.2% of revenues) in the corresponding period, an increase of approximately 8.5%.

I.	Net income attributable to Equity holders of the company

The net income attributable to Equity holders of the company in the quarter amounted to NIS 72.9 million (about 5% of revenues), compared to NIS 69.5 million (about 5.2% of revenues) in the corresponding quarter, an increase of about 4.9%.

The net income attributable to Equity holders of the company in the period amounted to NIS 148.5 million (about 5% of revenues), compared to NIS 138.1 million (about 5% of revenues) in the corresponding period, an increase of about 7.5%.

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Total Comprehensive income (NIS thousands)

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	30.06.25	30.06.24	30.06.25	30.06.24
Net income	76,283	73,101	156,866	144,523
Other comprehensive income (net of tax effects)
Actuarial gain (loss) from remeasurement of defined benefit plans	454	1,138	1,789	1,928
Change in fair value of instruments used in cash flow hedging	(1,450)	(272)	(1,729)	(195)
Adjustments for translation of financial statements	(30,474)	7,065	(23,934)	11,894
Total comprehensive income	44,813	81,032	132,992	158,150

As noted above, during the second quarter and the period, the Company recorded other comprehensive loss from translation of financial statements of foreign operations (primarily US subsidiaries), net of hedging activities recorded in equity reserve, amounting to  NIS 30 million and NIS 24 million, respectively. This was mainly due to a decline of approximately 9.3% in the U.S. dollar exchange rate against the shekel during the quarter (For additional details, see Section 1.1.2 of this report – Business Environment.)

J.	income before interest, taxes, depreciation and amortization – EBITDA (NIS thousands)

EBITDA figure is presented as it is a widely accepted indicator for measuring performance in comparable companies, and it represents an approximation of cash flows from operating activities, which excludes non-cash operating income and expenses, such as depreciation and amortization, including of intangible assets acquired in business combinations.

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Below are the EBITDA and adjusted EBITDA, net of IFRS 16:

	For the three months ended	For the three months ended	Change in %	For the six months ended	For the six months ended	Change in %
	30.06.25	30.06.24		30.06.25	30.06.24
Operating income	126,719	111,255	13.9%	252,710	221,933	13.9%
Depreciation and amortization	49,348	43,732	12.8%	98,946	90,538	9.3%
EBITDA	176,067	154,987	13.6%	351,656	312,471	12.5%
% of total revenues	12.1%	11.6%		11.7%	11.2%
Net of depreciation expenses IFRS 16[2]	33,193	30,521	8.8%	67,423	63,196	6.7%
EBITDA net of IFRS 16	142,874	124,466	14.8%	284,233	249,275	14%
% of total revenues	9.8%	9.3%		9.5%	8.9%

K.	Earnings per share attributable to Company shareholders

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	30.06.25	30.06.24	30.06.25	30.06.24
Basic earnings per share	1.15	1.09	2.34	2.17
Diluted earnings per share	1.14	1.09	2.33	2.17

[2]	Pursuant to the IFRS16 - Leases, lease payments are recognized as depreciation and financial expenses. depreciation and lease financial expenses must berecognized, in lieu of rental

Board of Directors' Report    15

1.2.3.	Condensed results of consolidated profit and loss according to segmental activity for the three months ended June 30, 2025, and 2024 and the six months ended on those same dates (NIS thousands)[3]

	For the three months ended	For the three months ended	Change in- %	For the six months ended	For the six months ended	Change in- %
	30.06.25	30.06.24		30.06.25	30.06.24
Revenues according to operating segment
IT Solutions and Services, Consulting and Management in Israel(1)	920,532	815,553	12.9%	1,850,063	1,655,282	11.8%
IT Solutions and Services in the US(2)	114,157	118,795	(3.9%)	222,996	237,485	(6.1%)
Marketing and Support of Software Products	92,704	121,985	(24.0%)	181,208	219,336	(17.4%)
Cloud and Computing Infrastructures	354,566	324,278	9.3%	815,114	762,060	7.0%
Inter-segmental adjustments	(30,580)	(47,879)		(71,802)	(87,718)
Total revenues	1,451,379	1,332,732	8.9%	2,997,579	2,786,445	7.6%

Operating income
IT Solutions and Services, Consulting and Management in Israel(1)	74,828	65,157	14.8%	144,967	128,484	12.8%
IT Solutions and Services in the US(2)	19,129	16,919	13.1%	34,234	33,888	1.0%
Marketing and Support of Software Products	10,091	8,926	13.1%	18,551	16,285	13.9%
Cloud and Computing Infrastructures	25,352	22,826	11.1%	61,164	50,456	21.2%
Inter-segmental adjustments	(2,681)	(2,573)		(6,206)	(7,180)
Operating income	126,719	111,255	13.9%	252,710	221,933	13.9%

(1)	Including immaterial operations in Europe

(2)	Including operations in Canada

[3]	As of the 2024 financial statements, the Company presents the training and implementation activity, which was presented in the past as a separate operating segment, as part of the IT, Consulting, and Management Solutions in Israel segment. The comparison numbers were adjusted retroactively.

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	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	30.06.25 - percentage	30.06.24 - percentage	30.06.25 - percentage	30.06.24 - percentage
Operating income margin
IT Solutions and Services, Consulting and Management in Israel(1)	8.1%	8.0%	7.8%	7.8%
IT Solutions and Services in the US(2)	16.8%	14.2%	15.4%	14.3%
Marketing and Support of Software Products	10.9%	7.3%	10.2%	7.4%
Cloud and Computing Infrastructures	7.2%	7.0%	7.5%	6.6%
Operating income margin percentages	8.7%	8.3%	8.4%	8%

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	30.06.25 - percentage	30.06.24 - percentage	30.06.25 - percentage	30.06.24 - percentage
Revenues according to operating segment
IT Solutions and Services, Consulting and Management in Israel(1)	62.1%	59.1%	60.3%	57.6%
IT Solutions and Services in the US(2)	7.7%	8.6%	7.2%	8.3%
Marketing and Support of Software Products	6.3%	8.8%	5.9%	7.6%
Cloud and Computing Infrastructures	23.9%	23.5%	26.6%	26.5%
Total revenues in percentages	100%	100%	100%	100%

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	30.06.25 - percentage	30.06.24 - percentage	30.06.25 - percentage	30.06.24 - percentage
Contribution to operating income according to operating segments
IT Solutions and Services, Consulting and Management in Israel(1)	57.8%	57.2%	56%	56.1%
IT Solutions and Services in the US(2)	14.8%	14.9%	13.2%	14.8%
Marketing and Support of Software Products	7.8%	7.8%	7.2%	7.1%
Cloud and Computing Infrastructures	19.6%	20.1%	23.6%	22.0%
Total contribution in percentages	100%	100%	100%	100%

(1)	Including immaterial operations in Europe

(2)	Including operations in Canada

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	For the three months ended	For the three months ended	Change in %	For the six months ended	For the six months ended	Change in %
	30.06.25	30.06.24		30.06.25	30.06.24
Geographic information
Revenues
Revenues from Israel	1,343,191	1,235,112	8.8%	2,796,267	2,588,724	8.0%
Revenues from United States	114,157	118,795	(3.9%)	222,996	237,485	(6.1%)
Revenues from Europe	24,611	26,704	(7.8%)	50,118	47,954	4.5%
Inter-segmental adjustments	(30,580)	(47,879)		(71,802)	(87,718)
Total revenues	1,451,379	1,332,732	8.9%	2,997,579	2,786,445	7.6%

Operating income
Operating income from Israel	108,344	95,159	13.9%	220,729	191,666	15.2%
Operating income from United States	19,129	16,919	13.1%	34,234	33,888	1.0%
Operating income from Europe	1,927	1,750	10%	3,953	3,559	11.1%
Inter-segmental adjustment	(2,681)	(2,573)		(6,206)	(7,180)
Total operating income	126,719	111,255	13.9%	252,710	221,933	13.9%

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	30.06.25 - percentage	30.06.24 - percentage	30.06.25 - percentage	30.06.24 - percentage
Geographical revenue rate
Revenues from Israel	90.6%	89.5%	91.1%	90.1%
Revenues from United States	7.7%	8.6%	7.3%	8.3%
Revenues from Europe	1.7%	1.9%	1.6%	1.6%
Total revenues in percentages	100%	100%	100%	100%

Geographical operating income margin
Operating income margin from Israel	8.1%	7.7%	7.9%	7.4%
Operating income margin from the US	16.8%	14.2%	15.4%	14.3%
Operating income margin from Europe	7.8%	6.6%	7.9%	7.4%
Operating income percentages	8.7%	8.3%	8.4%	8%

Rate of geographical contribution to operating income
Operating income from Israel	83.7%	83.6%	85.3%	83.7%
Operating income from the US	14.8%	14.9%	13.2%	14.8%
Operating income from Europe	1.5%	1.5%	1.5%	1.5%
Total contribution in percentages	100%	100%	100%	100%

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1.2.4.	Analysis of results of operations according segment

A.	IT Solutions and Services, Consulting and Management in Israel

Revenues

Revenues of the IT Solutions and Services, Consulting, and Management in Israel segment during the quarter amounted to NIS 920.5 million, compared to NIS 815.5 million in the corresponding quarter last year, an increase of approximately 12.9%.

The segmental revenues for the period totaled NIS 1,850.1 million, compared to NIS 1,655.2 million in the corresponding period last year, an increase of about 11.8%.

Operating income

The operating income in this segment in the quarter amounted to NIS 74.8 million (approximately 8.1% of segmental revenues), compared with NIS 65.1 million in the corresponding quarter (approximately 8% of segmental revenues), an increase of 14.8%.

The segment's operating income in this period amounted to NIS 145 million (7.8% of the segmental revenues), compared to NIS 128.4 million (7.8% of the segmental revenues) in the corresponding period, an increase of 12.8%.

The increase in revenues and operating income of the quarter and of the period compared to the corresponding periods, resulted from the growth in the scale of operations and profitability in the segment's business lines, with an emphasis on data, cyber security, digital operations, core systems, the engineering division, the defense sector, and the financial sector, as well as the first-time consolidation of Gav Systems (as of the Q1 2025). The impressive growth in operating income was achieved despite a one-time gain recorded in the corresponding quarter (which reduced the cost of revenues in that quarter). This gain was from retroactive compensation received from the National Insurance Institute for social benefits component in the salaries of Company employees called up for reserve duty, the majority of which is attributed to this segment. (See additional details in explanations regarding gross profits, above.)

B.	IT Solutions and Services in the US

Revenues

Segmental revenues of IT Solutions and Services in the US during the quarter amounted to NIS 114.2 million, compared to NIS 118.8 million in the corresponding quarter, a decrease of approximately 3.9%.

Segmental revenues in this period amounted to NIS 223 million, compared to NIS 237.5 million in the corresponding period, a decrease of 6.1%.

Operating income

The operating income in this segment in the second quarter amounted to NIS 19.1 million (approximately 16.8% of segmental revenues), compared with NIS 16.9 million in the corresponding quarter (approximately 14.2% of segmental revenues), an increase of approximately 13.1%.

Board of Directors' Report    19

The segment’s operating income during the period amounted to NIS 34.2 million (approximately 15.4% of segmental revenues), compared with NIS 33.9 million in the corresponding period (approximately 14.3% of segmental revenues), an increase of approximately 1%.

The increase in operating income and improvement in the segment’s operating margin for the quarter and the period, compared to the corresponding periods resulted from gradual delivery of new projects secured by the company at the end of 2024 and in the first half of 2025, together with improved resource utilization.

The impact of consolidating Alacer’s results for the first time was positive but immaterial.

The improvement in the segment’s operating income was partially offset by the depreciation of the US dollar exchange rate against the shekel during the quarter and the period, as described above.

In order to offset the external effects of fluctuating exchange rates, see an analysis of the segmental results is also presented below in USD (USD millions):

	For the three months ended	For the three months ended	% change	For the six months ended	For the six months ended	% change
	30.06.25	30.06.24		30.06.25	30.06.24
Revenues	31.9	31.9		62.0	64.3	(3.6%)
Operating income	5.3	4.6	16.7%	9.5	9.2	3.8%
Profit margin (%)	16.7%	14.2%		15.4%	14.3%

C.	Marketing and Support of Software Products

Revenues

Segmental revenues of the Marketing and Support of Software Products segment during the quarter amounted to NIS 92.7 million, compared to NIS 122 million in the corresponding quarter last year, a decrease of approximately 24%.

Segmental revenues in this period amounted to NIS 181.2 million, compared to NIS 219.3 million in the corresponding period last year, a decrease of 17.4%.

Operating income

The operating income in this segment in the second quarter amounted to NIS 10.1 million (approximately 10.9% of segmental revenues), compared with NIS 8.9 million in the corresponding quarter(approximately 7.3% of segmental revenues), an increase of 13.1%.

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The segment's operating income in this period amounted to NIS 18.6 million (10.2% of the segmental revenues), compared to NIS 16.3 million (7.4% of the segmental revenues) in the corresponding period, an increase of 13.9%.

The decrease in revenues alongside the increase in operating income and its margin are due to changes in transaction mix in the reported periods compared to corresponding periods. In the corresponding periods last year, several significant distribution transactions were delivered, with high revenue turnover and relatively low profit margins.  During the second quarter and the period, the volume of said distribution transactions declined while reseller transactions, which carry a relatively high profit margin, increased.

D.	Cloud and Computing Infrastructures

Revenues

Segmental revenues for the quarter amounted to NIS 354.6 million, compared to NIS 324.3 million in the corresponding quarter last year, an increase of approximately 9.3%.

Segmental revenues in this period amounted to NIS 815.1 million, compared to NIS 762.1 million in the corresponding period last year, an increase of 7%.

Operating income

The operating income in this segment in the quarter amounted to NIS 25.4 million (approximately 7.2% of segmental revenues), compared with NIS 22.8 million in the corresponding quarter (approximately 7% of segmental revenues), an increase of 11.1%.

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The segment's operating income for the period amounted to NIS 61.2 million (approximately 7.5% of the segmental revenues), compared to NIS 50.5 million (approximately 6.6% of the segmental revenues) for the corresponding period last year, an increase of 21.2%.

The increase in revenues and operating income during the quarter and the period, compared to the corresponding periods is due to an increase in the volumes of operations in the segment, with an emphasis on sales, marketing, and integration of computing systems, and marketing, installation, and support of advanced technology solutions (the subsidiaries RDT and Ortec). The increase in the operating margin is partly due to the continued rise of EDP cloud transactions, whose revenues are accounted for on a net basis, as detailed above, and from transaction mix in the quarter (higher profit margines compared to corresponding periods).

Key segmental results excluding the presentation of revenues on a net basis

The recent trend continued during the quarter and the period, with a further increase in EDP cloud transactions (multi-year cloud service agreements in which the customer commits to a specified term and consumption volume), whose revenues are accounted for on a net basis.

For comparability, and to eliminate the external/accounting effects arising from the increase in revenues accounted for on a net basis, see an analysis of the Company's revenues and operating income excluding this effect.

	For the three months ended	For the three months ended	% change	For the six months ended	For the six months ended	% change
	30.06.25	30.06.24		30.06.25	30.06.24
Revenues	354,566	324,278	9.3%	815,114	762,060	7.0%
Adjustments for the increase in revenues accounted for on a net basis	43,503			64,218
Adjusted revenues	398,069	324,278	22.8%	879,332	762,060	15.4%
Operating income	25,352	22,826	11.1%	61,164	50,456	21.2%
% of revenues	6.4%	7%		7%	6.6%

Board of Directors' Report    22

1.2.5.	Commitments and special events

A.	Dividend distribution

Date of distribution	Dividend per share (agorot)	Amount of dividend (in NIS millions)
15.07.2025	89	56.6
08.04.2025	82	52.2
Total for H1 2025	171	108.8

The Company's dividend policy is a distribution of up to 75% of the net annual income attributable to shareholders. The dividend will be distributed once per quarter subject to the distribution requirements set by applicable law, which are examined by the Board of Directors at any relevant time.

B.	Confirmation of issuer credit rating

On March 24, 2025, Midroog confirmed an Aa3 issuer and debenture credit rating with a stable outlook and an Aa3 rating with a stable outlook for the Company’s (Series B) Debentures and a rating of P-1.il for commercial securities.

1.3.	Financial position, liquidity, and financing sources

1.3.1.	Analysis of financial position as of June 30, 2025

A.	Balances of liquid assets and financial indices (NIS thousands)

	30.06.2025	31.12.2024	Change
Cash and cash equivalents	547,753	668,495	(120,742)
Short-term credit	(469,739)	(470,006)	266
Long-term credit	(329,456)	(315,098)	(14,358)
Net debt – short-term and long-term credit, net of cash and cash equivalents	(251,442)	(116,609)	(134,834)
Total balance sheet	4,455,116	4,479,636	(24,520)
Ratio of net financial debt to the total balance sheet	5.6%	2.6%
Current ratio	1.1	1.1
Balance of retained earnings	750,131	708,634	41,497
Total equity attributable to shareholders	1,095,170	1,088,733	6,437
Ratio of shareholder equity to balance sheet	24.6%	24.3%

Board of Directors' Report    23

B.	Summary of consolidated statements of financial position (NIS thousands)

	30.06.2025	31.12.2024	Change
Assets:
Cash and cash equivalents	547,753	668,495	(120,742)
Trade receivables and unbilled receivables, net	1,876,794	1,926,190	(49,396)
Inventories	151,127	101,861	49,266
Goodwill	993,995	955,988	38,007
Intangible assets, net	96,933	89,893	7,040
Right-of-use assets	378,615	369,935	8,680
All others (property, plant, and equipment, right-of-use assets, etc.)	409,899	367,274	42,625
Total assets	4,455,116	4,479,636	(24,520)

Liabilities:
Credit from banks and other credit providers	798,854	785,079	13,775
Trade payables	831,976	926,753	(94,777)
Deferred revenues	480,276	427,786	52,490
Leasing liabilities	389,940	372,809	17,131
Liabilities for options to holders of non-controlling interests and contingent liabilities for business combinations	167,841	125,687	42,154
All others	633,202	697,195	(63,993)
Total liabilities	3,302,089	3,335,309	(33,220)

Changes in asset line-items were resulted from a decrease in cash and cash equivalents (primarily payments to suppliers, the acquisition of Gav, and payment of a dividend) as well as  a reduction in accounts receivable. These were partly offset by an increase in inventory (mainly from sales transactions of hardware, software, and communication products in the field of AI that were delivered after the reporting date) and in other receivables (presented above under “All others”).

The decrease in total liabilities derives mainly by a reduction in trade payables and a decrease in employee and institutional liabilities for salaries and payables (presented above under “All others”). This was offset in part by an increase in deferred revenues.

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1.3.2.	Condensed statements of cash flow (NIS thousands)

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	30.06.2025	30.06.2024	30.06.2025	30.06.2024

Cash flows from operating activities
Net income	76,283	73,101	156,866	144,523
Adjustments to profit and loss items	98,621	78,335	195,196	160,952
Changes in assets and liabilities items	(15,661)	(42,263)	(151,577)	(149,552)
Cash paid and received for interest and taxes, net	(36,782)	(13,537)	(63,351)	(62,110)
Net cash provided by operating activities	122,461	95,636	137,134	93,813

Cash flow from investment activities
Acquisition of property, plant, and equipment	(5,733)	(6,227)	(15,711)	(15,811)
Acquisition of a subsidiary	-	-	(65,362)	-
Others (net)	173	582	1,140	1,559
Net cash used for investment activities	(5,560)	(5,645)	(79,933)	(14,252)

Cash flows from financing activities
Repayment of credit, net	(55,919)	(22,113)	(77,566)	(26,095)
Distribution of a dividend	(52,161)	(80,673)	(100,438)	(80,673)
Payment of leasing liabilities	(31,244)	(32,842)	(58,583)	(64,354)
Dividend distribution to non-controlling interests	(7,292)	(16,742)	(7,835)	(18,838)
Repayment of debentures		-	(33,959)	(33,959)
Repayment of liabilities in respect of business combinations	(1,686)	(561)	(3,418)	(561)
Repayment of liabilities for put options to non-controlling interests	-	(1,124)	-	(1,124)
Acquisition of non-controlling interests	-	(3,000)	-	(3,499)
Payment in respect of long-term loans from banks and credit providers	-	-	120,000	-
Net cash used for financing activities	(148,302)	(157,055)	(161,799)	(229,103)

Board of Directors' Report    25

Cash flows from operating activities

During the quarter, the Company recorded a positive cash flow from operating activities amounting to NIS 122.5 million compared with a positive cash flow during the corresponding quarter from operating activities amounting to NIS 95.6 million.

During the period, the Company recorded positive cash flow from operating activities amounting to NIS 137 million compared with a positive cash flow during the corresponding period from operating activities amounting to NIS 93.8 million.

The Company’s cash flow from operating activities over the last 12 months (LTM) amounted to NIS 662.5 million, compared to LTM cash flow from operating activities of NIS 543.9 million in the corresponding period last year.

Cash flows used for investment activities

The cash flow used in investment activities during the second quarter and during the period amounted to NIS 5.6 million and NIS 79.9 million, respectively. This is compared with a cash flow used in investing activities amounting to NIS 5.6 million and NIS 14.2 million in the corresponding periods last year.

Most of the difference is attributed to the sum of NIS 65.4 million paid in the period for the acquisition of Gav Systems.

Cash flows used for financing activities

The cash flow used in financing activities during the period amounted to NIS 161.8 million, compared with NIS 229.1 million in the corresponding period.
Most of the difference derived from bank loans in the amount of NIS 120 million, which was partially offset by an increase in net credit repayments to financial institutions.

1.3.3.	Average short-term credit* (NIS thousands)

	30.06.2025	30.06.2024
Trade receivables	1,891,337	1,688,114
Trade payables	834,708	667,282

* Quarterly average of the last 12 months as at the report date

The Company finances its ongoing operations (including the gap between average customer credit and average supplier credit) using cashflow from operating activities, credit facilities, shareholder’s equity, and from outstanding financial liabilities.

1.3.4.	Disclosure regarding statement of cash flow forecast pursuant to Article 10(B)(1)(d) of the Israel Securities Regulations (Periodic and Immediate Reports):

As of June 30, 2025, the Company's standalone statements (Solo financial statements) there present a negative working capital. In view of this, the Company’s Board of Directors has reviewed the Company's financial indicators, its financial covenants, and the Company's existing and expected cash sources and requirements. Further to said review, the Company’s Board of Directors determined that it does not indicate a liquidity problem. In light of the above, the Company is not required to publish a statement of cash flow forecast.

Board of Directors' Report    26

1.3.5.	Summary statements of changes in equity (NIS thousands)

	For the six months ended 30.06.2025	For the six months ended 30.06.2024

Opening balance	1,144,327	1,107,472
Net income	156,866	144,523
Dividend declared	(108,789)	(132,126)
Dividend to non-controlling interests	(5,806)	(8,672)
Translation differences	(25,663)	11,699
Share based payment	4,406	8,997
Transactions with non-controlling interests	*(14,103)	(25,899)
Actuarial earnings in respect of a benefit plan	1,789	1,928
Closing balance	1,153,027	1,107,922

*	During the first quarter, the Company entered into a mutual put/call options renewal agreement with minority holders in a subsidiary for the sale and acquisition of the minority holder's remaining shares of that subsidiary. The transaction was accounted for directly to equity.

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2.	Disclosure provisions in connection with the corporation's financial reporting

Goodwill

The goodwill, as included in the Company's financial statements, is material to the Company's total assets. The goodwill represents the surplus cost of the investment over the total book value in subsidiaries that have been acquired by the Group.

In accordance with generally accepted accounting principles, the Company annually examines the need for impairment. In addition to the annual examination of the need for impairment, during the year, the Company also assesses whether there are indications of impairment.

August 11, 2025

Guy Bernstein Chair of the Board of Directors	Moti Gutman CEO

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Appendix A – Details regarding the Series B Debentures issued by the Company and held by the public at the report date

1)	The following are details regarding the Series B Debentures - NIS thousands

Disclosure item	Details regarding the Series B Debentures (2)

Date of issue	Initial issue on September 18, 2022; Series expanded on December 4
Total par value on the date of issue(1)	295,249 upon initial issue and 180,366 upon expansion of the series
Par value balance as of June 30, 2025	339,779
Par value balance on the reporting date, revalued according to linkage terms	The series is not linked
Value in the financial statements as at June 30, 2025 (amortized cost according to the effective interest method)	342,660
Accrued interest as of June 30, 2025	6,049
Exchange value as of June 30, 2025	341,954
Type of interest

Fixed interest at a rate of 4.1% per annum.

It should be noted that the trust deed in respect of the Series B Debenture attached to the offer report (the “trust deed”) provided mechanisms for adjustment of a change in the annual interest in respect of the Series B Debenture, in the event of non-compliance with the financial covenants or if there is a decrease in the rating of the Series B Debenture. Pursuant to said adjustment mechanisms (cumulatively), the overall rate of interest increments will not exceed 1%. For details, see Sections 5.8 and 5.9 of the trust deed.

Dates for payment of principal	The principal of the Series B Debentures shall be due for repayment in fourteen (14) six-monthly installments, made up of thirteen equal payments - each payment is 7.14% of the principal and the last payment being 7.18%, commencing August 1, 2023, through February 1, 2030.
Interest payment dates	The interest in respect of the Series B Debenture shall be paid in six-monthly installments, to be paid on February 1 and August 1, commencing February 1, 2023, through February 1, 2030.

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Disclosure item	Details regarding the Series B Debentures (2)

Principal and interest linkage basis	The Series B Debenture are unlinked (principal and interest) to any linkage base.
Is there a right of conversion?	No
Early repayment or forced conversion of debentures	The Company shall be entitled to initiate the early repayment of the Series B Debentures, all in accordance with the provisions of Section 6.2 of the trust deed.
Guarantee for payment of the Company’s obligations pursuant to the trust deed	None
As of the report date, is the Company in compliance with all of the conditions and undertakings according to the trust deed?	Yes
As of the report date and during the reporting period, were the conditions met that constitute grounds for calling the debentures due immediately?	No
Is the Company required by the trustee to perform various actions, including calling meetings of debenture holders?	No
Details of guarantees/liens	None

2)	Details regarding the trustee for the Series B Debentures

Trustee name	Reznick Paz Nevo Trustees Ltd.
Debenture administrator	Shani Krasnoshansky
Contact information	14 Yad Harutzim St., Tel Aviv (Tel: 03-689200 Fax: 03-6389222) email: Shani@rpn.co.il

3)	Details about the Series B Debentures’ rating

Name of rating company as of the report date	Midroog Ltd. ("Midroog")
Rating at the date of issue:	Aa3 with a stable outlook
Rating on the report date	Unchanged For the up-to-date rating, see Immediate Report published by the Company on 24.03.2025 (ref. 2025-01-019742)

(1)	On September 14, 2022, the Company published a shelf offering report (ref.: 2022-01-117502) (the “offer report”) in which the Company issued in an initial public offering a total of NIS 295,249 thousand par value of Series B Company Debentures. In addition, on December 4, 2022, the Company issued Series B Debentures by way of an expansion of the series, for a net amount of NIS 178,000 thousand.

(2)	As at the report date, in accordance with the provisions of the Securities Regulations, § 10(b)(13)(a), the Company considers the Series B Debentures to be a significant series.

Board of Directors' Report    30

4)	Financial covenants – Series B Debentures

The table below sets forth the various covenants that the Company undertook with respect to debenture holders and the calculation of their results as of June 30, 2024, as follows:

Security	Balance of nominal value of the security in circulation as at June 30, 2025	Balance of nominal value of the security in circulation immediately prior to the report date	Financial covenant	Actual covenant as of June 30, 2025
Series B Debentures	339,779	305,820	Ratio of consolidated net financial debt (as defined in the trust deed) to total balance sheet must not exceed 45%	5.6%
Series B Debentures	339,779	305,820	Ratio of consolidated net financial debt (as defined in the trust deed) to adjusted EBITDA (as defined in the trust deed) shall not exceed 5	0.35
Series B Debentures	339,779	305,820	Shareholder equity (as defined in the trust deed) is minimal, must be no less than NIS 275,000 thousand	1,153,027

Board of Directors' Report    31

CHAPTER B Interim Consolidated Financial Statements as at June 30, 2025 Unaudited

The information contained in these Financial Statements published by the Company constitutes a convenience translation of the Financial Statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

To

The Shareholders of

Matrix IT Ltd.

Ladies and gentlemen,

Review Report of the Independent Auditor to the Shareholders of Matrix IT Ltd.

Introduction

We have reviewed the accompanying interim financial information of Matrix IT Ltd. and its subsidiaries (the "Group"), that includes the condensed interim consolidated statement of financial position as at June 30, 2025, and the related condensed interim consolidated statements of profit and loss and other comprehensive income, changes in equity, and cash flows for the six and three month periods then ended. The Board of Directors and management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting" and they are also responsible for the preparation of this interim financial information in accordance with Chapter D of Securities Regulations (Periodic and Immediate Reports) - 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Review Standard (Israel) 2410 of the Institute of Certified Public Accountants in Israel “Review of Interim Financial Information Performed by the Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the abovementioned financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the statements in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the abovementioned financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports) - 1970.

Tel Aviv, Israel	Zif Haft
August 11, 2025	Certified Public Accountants (Isr.) - BDO Member Firm

Interim Consolidated Financial Statements 3

Consolidated Statements of Financial Position

(NIS thousands)

	As at June 30,	As at June 30,	As at December 31,
	2025	2024	2024
	Unaudited	Unaudited	Audited
Current assets
Cash and cash equivalents	547,753	498,400	668,495
Trade receivables and unbilled receivables, net	1,876,794	1,666,154	1,926,190
Income tax receivable	33,917	43,362	53,567
Other accounts receivable	152,864	138,349	122,273
Inventories	151,127	107,220	101,861
	2,762,455	2,453,485	2,872,386

Non-current assets
Investment in a financial asset measured at fair value through profit and loss	14,512	17,146	17,146
Prepaid expenses	55,565	41,225	30,203
Right-of-use assets	378,615	215,918	369,935
Property, plant, and equipment	101,022	93,396	101,616
Goodwill	993,995	926,199	955,988
Intangible assets	96,933	87,524	89,893
Deferred taxes	52,019	*44,830	42,469
	1,692,661	1,426,238	1,607,250

	4,455,116	3,879,723	4,479,636

*	Reclassification - The Company reclassified comparative figures to reflect offsetting between deferred tax assets and deferred tax liabilities for right-of-use assets and lease liabilities related to the same tax authority and the same taxable entity.

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 4

Consolidated Statements of Financial Position

(NIS thousands)

	As at June 30,	As at June 30,	As at December 31,
	2025	2024	2024
	Unaudited	Unaudited	Audited
Current liabilities
Credit from banks and other credit providers	389,443	442,813	388,640
Current maturities of debentures	79,955	82,698	81,341
Current maturities of lease liabilities	117,648	105,678	115,574
Trade payables	831,976	580,187	926,753
Income tax payable	6,908	11,759	21,063
Other accounts payable	104,555	98,485	133,631
Employees and payroll accruals	480,338	438,931	510,995
Liabilities in respect of business combinations	7,383	469	10,244
Put options for non-controlling interests	88,026	79,272	82,308
Deferred revenues	424,058	326,721	382,119
	2,530,290	2,167,013	2,652,668
Non-current liabilities
Loans from banks and other lenders	66,751	42,611	19,671
Debentures	262,705	327,917	295,427
Deferred revenues	56,218	64,194	45,667
Put options for non-controlling interests	62,984	25,991	24,764
Lease liabilities	272,292	111,057	257,235
Deferred taxes	29,453	*25,013	23,871
Liabilities in respect of business combinations	9,448	-	8,371
Employee benefit liabilities	11,948	8,005	7,635
	771,799	604,788	682,641
Equity attributable to Company shareholders
Share capital and capital reserves	345,039	384,663	380,099
Retained earnings	750,131	673,924	708,634
	1,095,170	1,058,587	1,088,733

Non-controlling interests	57,857	49,335	55,594

Total equity	1,153,027	1,107,922	1,144,327

	4,455,116	3,879,723	4,479,636

*	Reclassification - The Company reclassified comparative figures to reflect offsetting between deferred tax assets and deferred tax liabilities for right-of-use assets and lease liabilities related to the same tax authority and the same taxable entity.

The accompanying notes constitute an integral part of the interim consolidated financial statements.

August 11, 2025
Date of approval of the financial statements	Guy Bernstein Chair of the Board of Directors	Moti Gutman CEO	Nevo Brenner CFO

Interim Consolidated Financial Statements 5

Consolidated Statements of Profit and Loss and Other Comprehensive Income - (NIS thousands)

	For the six months ended June 30,	For the six months ended June 30,	For the three months ended June 30,	For the three months ended June 30,	For the year ended December 31,
	2025	2024	2025	2024	2024
	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Revenues	2,997,579	2,786,445	1,451,379	1,332,732	5,579,538
Cost of sales and services	2,547,822	2,377,516	1,228,682	1,130,946	4,746,544

Gross profit	449,757	408,929	222,697	201,786	832,994
Selling and marketing expenses	104,893	97,663	50,052	46,615	196,231
General and administrative expenses	92,154	89,333	45,926	43,916	186,689
Operating income	252,710	221,933	126,719	111,255	450,074
Financial expenses	55,369	42,388	30,071	20,898	86,956
Financial income	10,609	10,969	4,689	6,065	20,084

Income before taxes on income	207,950	190,514	101,337	96,422	383,202
Taxes on income	51,084	45,991	25,054	23,321	94,978
Net income	156,866	144,523	76,283	73,101	288,224
Other comprehensive income (net of tax effects)
Amounts that will not be subsequently reclassified to profit or loss
Gain from remeasurement of defined benefit plans	1,789	1,928	454	1,138	2,722
Amounts that will be, or that have been, reclassified to profit or loss if specific conditions are met
Adjustments for translation of financial statements	(23,934)	11,894	(30,474)	7,065	(1,140)
Change in fair value of instruments used in cash flow hedging	(1,729)	(195)	(1,450)	(272)	(4)
Total comprehensive income	132,992	158,150	44,813	81,032	289,802
Net earnings attributable to:
Company shareholders	148,497	138,141	72,918	69,495	272,422
Non-controlling interests	8,369	6,382	3,365	3,606	15,802
	156,866	144,523	76,283	73,101	288,224
Total comprehensive income attributable to:
Company shareholders	124,923	151,616	41,777	77,570	273,804
Non-controlling interests	8,069	6,534	3,036	3,462	15,998
	132,992	158,150	44,813	81,032	289,802
Net earnings per share attributable to the Company's shareholders (NIS)
Basic net income	2.34	2.17	1.15	1.09	4.29
Diluted net income	2.33	2.17	1.14	1.09	4.29

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 6

Consolidated Statements of Changes in Equity
Unaudited (NIS thousands)

	Share capital	Share premium	Treasury shares	Reserve for adjustments arising from translation of financial statements of foreign operations and cash flow hedge	Reserve for transactions between a corporation and a controlling shareholder	Reserve for share-based payment and transactions with non-controlling interests	Retained earnings	Total attributable to Company shareholders	Non-controlling interests	Total Equity
Balance at January 1, 2025 (audited)	68,255	309,447	(7,982)	(9,675)	10,186	9,868	708,634	1,088,733	55,594	1,144,327
Net income	-	-	-	-	-	-	497,148	148,497	8,369	156,866

Adjustments for translation of financial statements of foreign operations and cash flow hedge	-	-	-	(25,363)	-	-	-	(25,363)	(300)	(25,663)
Actuarial gain from remeasurement of defined benefit plans	-	-	-	-	-	-	1,789	1,789	-	1,789
Total other comprehensive income	-	-	-	(25,363)	-	-	1,789	(23,574)	(300)	(23,874)

Total comprehensive income	-		-	(25,363)	-	-	150,286	124,923	8,069	132,992
Exercise of employee options	254	18,188	-	-	-	(18,442)	-	-	-	-
Dividend declared	-	-	-	-	-	-	(108,789)	(108,789)	-	(108,789)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(5,806)	(5,806)
Transactions with non-controlling interests	-	-	-	-	-	(14,103)	-	(14,103)	-	(14,103)
Share-based payment	-	-	-	-	-	4,406	-	4,406	-	4,406
Balance at June 30, 2025	68,509	327,635	(7,982)	(35,038)	10,186	(18,271)	750,131	1,095,170	57,857	1,153,027

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 7

Consolidated Statements of Changes in Equity
Unaudited (NIS thousands)

	Share capital	Share premium	Treasury shares	Reserve for adjustments arising from translation of financial statements of foreign operations and cash flow hedge	Reserve for transactions between a corporation and a controlling shareholder	Reserve for share-based payment and transactions with non-controlling interests	Retained earnings	Total attributable to Company shareholders	Non-controlling interests	Total Equity
Balance as at January 1, 2024 (audited)	68,255	309,447	(7,982)	(8,335)	10,186	11,035	665,981	1,048,587	58,885	1,107,472
Net income	-	-	-	-	-	-	138,141	138,141	6,382	144,523

Adjustments for translation of financial statements of foreign operations and cash flow hedge	-	-	-	11,547	-	-	-	11,547	152	11,699
Actuarial gain from remeasurement of defined benefit plans	-	-	-	-	-	-	1,928	1,928	-	1,928
Total other comprehensive income	-	-	-	11,547	-	-	1,928	13,475	152	13,627

Total comprehensive income	-	-	-	11,547	-	-	140,069	151,616	6,534	158,150
Dividend declared	-	-	-	-	-	-	(132,126)	(132,126)	-	(132,126)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(8,672)	(8,672)
Transactions with non-controlling interests	-	-	-	-	-	(18,487)	-	(18,487)	(7,412)	(25,899)
Share-based payment	-	-	-	-	-	8,997	-	8,997	-	8,997
Balance at June 30, 2024	68,255	309,447	(7,982)	3,212	10,186	1,545	673,924	1,058,587	49,335	1,107,922

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 8

Consolidated Statements of Changes in Equity
Unaudited (NIS thousands)

	Share capital	Share premium	Treasury shares	Reserve for adjustments arising from translation of financial statements of foreign operations and cash flow hedge	Reserve for transactions between a corporation and a controlling shareholder	Reserve for share-based payment and transactions with non- controlling interests	Retained earnings	Total attributable to Company shareholders	Non-controlling interests	Total Equity
Balance at April 1, 2025	68,494	326,638	(7,982)	(3,443)	10,186	(18,644)	733,387	1,108,636	60,627	1,169,263
Net income	-	-	-	-	-	-	72,918	72,918	3,365	76,283
Adjustments for translation of financial statements of foreign operations and cash flow hedge	-	-	-	(31,595)	-	-	-	(31,595)	(329)	(31,924)
Actuarial gain from remeasurement of defined benefit plans	-	-	-	-	-	-	454	454	-	454
Total other comprehensive income	-	-	-	(31,595)	-	-	454	(31,141)	(329)	(31,470)

Total comprehensive income	-	-	-	(31,595)	-	-	73,372	41,777	3,036	44,813
Exercise of employee options	15	997	-	-	-	(1,012)	-	-	-	-
Dividend declared							(56,628)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(5,806)	(5,806)
Share-based payment	-	-	-	-	-	1,385	-	1,385	-	1,385
Balance at June 30, 2025	68,509	327,635	(7,982)	(35,038)	10,186	(18,271)	750,131	1,095,170	57,857	1,153,027

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 9

Consolidated Statements of Changes in Equity
Unaudited (NIS Thousands)

	Share capital	Share premium	Treasury shares	Reserve for adjustments arising from translation of financial statements of foreign operations and cash flow hedge	Reserve for transactions between a corporation and a controlling shareholder	Reserve for adjustments arising from translation of financial statements of foreign operations and cashflow hedge	Retained earnings	Total attributable to Company shareholders	Non-controlling interests	Total Equity
Balance at April 1, 2024	68,255	309,447	(7,982)	(3,725)	10,186	(1,572)	654,744	1,029,353	54,057	1,083,410
Net income	-	-	-	-	-	-	69,495	69,495	3,606	73,101
Adjustments for translation of financial statements of foreign operations and cash flow hedge	-	-	-	6,937	-	-	-	6,937	(144)	6,793
Actuarial gain from remeasurement of defined benefit plans	-	-	-	-	-	-	1,138	1,138	-	1,138
Total other comprehensive income	-	-	-	6,937	-	-	1,138	8,075	(144)	7,931
Total comprehensive income	-	-	-	6,937	-	-	70,633	77,570	3,462	81,032
Transactions with non-controlling interests	-	-	-	-	-	(1,392)	-	(1,392)	(1,608)	(3,000)
Dividend declared	-	-	-	-	-	-	(51,453)	(51,453)	-	(51,453)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(6,576)	(6,576)
Share-based payment	-	-	-	-	-	4,509	-	4,509	-	4,509
Balance at June 30, 2024	68,255	309,447	(7,982)	3,212	10,186	1,545	673,924	1,058,587	49,335	1,107,922

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 10

Consolidated Statements of Changes in Equity
Unaudited (NIS thousands)

	Share capital	Share premium	Treasury shares	Reserve for adjustments arising from translation of financial statements of foreign operations and cash flow hedge	Reserve for transactions between a corporation and a controlling shareholder	Reserve for share-based payment and transactions with non-controlling interests	Retained earnings	Total attributable to Company shareholders	Non-controlling interests	Total equity
Balance at January 1, 2024	68,255	309,447	(7,982)	(8,335)	10,186	11,035	665,981	1,048,587	58,885	1,107,472
Net income	-	-	-	-	-	-	272,422	272,422	15,802	288,224
Adjustments for translation of financial statements of foreign operations and cash flow hedge	-	-	-	(1,340)	-	-	-	(1,340)	196	(1,144)
Actuarial gain from remeasurement of defined benefit plans	-	-	-	-	-	-	2,722	2,722	-	2,722
Total other comprehensive income	-	-	-	(1,340)	-	-	2,722	1,382	196	1,578
Total comprehensive income	-	-	-	(1,340)	-	-	275,144	273,804	15,998	289,802
Non-controlling interests in a company that was consolidated for the first time	-	-	-	-	-	-	-	-	950	950
Dividend declared	-	-	-	-	-	-	(232,491)	(232,491)	-	(232,491)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(13,133)	(13,133)
Transactions with non-controlling interests	-	-	-	-	-	(19,193)	-	(19,193)	(7,106)	(26,299)
Share-based payment	-	-	-	-	-	18,026	-	18,026	-	18,026
Balance at December 31, 2024	68,255	309,447	(7,982)	(9,675)	10,186	9,868	708,634	1,088,733	55,594	1,144,327

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 11

Consolidated Statements of Cash Flows
(NIS thousands)

	For the six months ended June 30,	For the six months ended June 30,	For the three months ended June 30,	For the three months ended June 30,	For the year ended December 31,
	2025	2024	2025	2024	2024
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Cash flows from operating activities
Net income	156,866	144,523	76,283	73,101	288,224
Adjustments required to reconcile net income to net cash (used in) provided by operating activities:
Adjustments to profit and loss items
Depreciation and amortization	98,946	90,538	49,348	43,732	186,811
Taxes on income	51,084	45,991	25,054	23,321	94,978
Change in liabilities for employee benefits	4,224	1,404	1,088	909	1,553
Other financial expenses, net	27,398	11,199	17,715	4,993	27,619
Revaluation of long-term bank loans	670	(205)	(134)	(97)	(392)
Revaluation of liabilities in respect of business combinations	1,634	(2,741)	785	(2,741)	(1,741)
Capital gain from disposal of property, plant, and equipment	(596)	(248)	(93)	(196)	(301)
Share-based payment	4,406	8,997	1,385	4,509	18,026
Revaluation of liabilities for put options for non-controlling interests	7,430	6,017	3,473	3,905	15,321
	195,196	160,952	98,621	78,335	341,874
Changes in assets and liabilities items
Increase (decrease) in trade receivables	121,144	16,250	127,403	63,923	(245,505)
Decrease (increase) in other receivables and prepaid expenses	(58,052)	(44,427)	35,326	(8,112)	(15,712)
Decrease (increase) in inventories	(47,865)	38,869	(61,810)	12,972	44,413
Increase (decrease) in trade payables	(124,505)	(207,343)	(50,144)	(75,628)	140,568
Increase (decrease) in employees and institutions, deferred revenues, and other accounts payable	(42,299)	47,099	(66,436)	(35,418)	188,813
	(151,577)	(149,552)	(15,661)	(42,263)	112,577
Cash paid and received over the course of the period for
Interest paid	(25,099)	(26,207)	(6,592)	(8,926)	(49,375)
Interest received	10,609	10,969	4,689	6,065	20,084
Taxes paid	(69,015)	(71,722)	(39,237)	(27,568)	(124,758)
Taxes received	20,154	24,850	4,358	16,892	30,595
	(63,351)	(62,110)	(36,782)	(13,537)	(123,454)
Net cash provided by operating activities	137,134	93,813	122,461	95,636	619,221

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 12

Consolidated Statements of Cash Flows
(NIS thousands)

	For the six months ended June 30,	For the six months ended June 30,	For the three months ended June 30,	For the three months ended June 30,	For the year ended December 31,
	2025	2024	2025	2024	2024
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Cash flows from investment activities
Proceeds from sale of property, plant, and equipment	1,140	1,559	173	582	1,936
Acquisition of property, plant, and equipment	(15,711)	(15,811)	(5,733)	(6,227)	(41,541)
Acquisition of subsidiaries consolidated for the first time (a)	(65,362)	-	-	-	(17,321)
Net cash from used in investment activities	(79,933)	(14,252)	(5,560)	(5,645)	(56,926)

Cash flows from financial activities
Short-term credit from banks and other credit providers, net	-	63,234	(11,021)	22,594	(24,019)
Receipt from the issuing of commercial securities (NAAM)	-	-	-	-	100,000
Repayment of long-term loans from banks and credit providers	(77,566)	(89,329)	(44,898)	(44,707)	(179,003)
Dividend distribution	(100,438)	(80,673)	(52,161)	(80,673)	(184,214)
Payment in respect of long-term loans from banks and credit providers	120,000	-	-	-	-
Repayment of liabilities in respect of business combinations	(3,418)	(561)	(1,686)	(561)	(11,561)
Repayment of lease liabilities	(58,583)	(64,354)	(31,244)	(32,842)	(129,435)
Dividend distribution to non-controlling interests	(7,835)	(18,838)	(7,292)	(16,742)	(30,271)
Repayment of liabilities for put options to non-controlling interests	-	(1,124)	-	(1,124)	(1,124)
Acquisition of non-controlling interests	-	(3,499)	-	(3,000)	(3,899)
Repayment of debentures	(33,959)	(33,959)	-	-	(67,918)
Net cash used in financial activities	(161,799)	(229,103)	(148,302)	(157,055)	(531,444)

Translation differences for cash and cash equivalent balances	(16,144)	7,734	(20,819)	4,631	(2,564)

Increase (decrease) in cash and cash equivalents	(120,742)	(141,808)	(52,220)	(62,433)	28,287

Balance of cash and cash equivalents at the beginning of the period	668,495	640,208	599,973	560,833	640,208

Balance of cash and cash equivalents at end of the period	547,753	498,400	547,753	498,400	668,495

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 13

Consolidated Statements of Cash Flows
(NIS thousands)

		For the six months ended June 30,	For the six months ended June 30,	For the three months ended June 30,	For the three months ended June 30,	For the year ended December 31,
		2025	2024	2025	2024	2024
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
(a)	Acquisition of subsidiaries consolidated for the first time

	The subsidiaries' assets and liabilities at date of acquisition:

	Working capital (other than cash and cash equivalents)	(11,991)	-	-	-	663
	Property, plant, and equipment	(1,322)	-	-	-	(270)
	Income tax receivable	(3,255)	-	-	-	-
	Deferred tax	(3,289)	-	-	-	(155)
	Inventories	(1,401)	-	-	-	(185)
	Goodwill	(55,537)	-	-	-	(36,038)
	Intangible assets	(21,666)	-	-	-	(13,656)
	Employee benefit liabilities	2,414	-	-	-	-
	Provision for tax	4,983	-	-	-	3,224
	Liabilities for options to holders of non-controlling interests	25,702	-	-	-	-

	Non-controlling interests	-	-	-	-	950
	Liabilities in respect of business combinations	-	-	-	-	28,146
		(65,362)	-	-	-	(17,321)

(b)	Significant non-cash transactions

	Distribution of dividend declared and not yet paid	56,628	51,453	56,628	51,453	48,277
	Right-of-use asset recognized with corresponding lease liability	76,164	65,143	24,003	18,767	286,695
	Issuing call options to non-controlling interests	-	22,400	-	-	22,400

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 14

Notes to the Interim Consolidated Financial Statements

Note 1	General

A.	Matrix IT Ltd. (the “Company”) was incorporated in Israel on September 12, 1989, and started its business operations on that day. The Company provides advanced IT services.

B.	These financial statements have been prepared in condensed format as at June 30, 2025, and for the six and three month periods then ended (the “Consolidated Interim Financial Statements”). The condensed consolidated financial statements of the Group as at June 30, 2025 include those of the Company and its subsidiaries (the “Group”) and the Group’s interests in associates and joint arrangements. The financial statements should be read in the context of the Company’s annual financial statements as at December 31, 2024, and for the year then ended and their accompanying notes (the “Consolidated Annual Financial Statements”).

C.	The Company is a direct subsidiary of Formula Systems (1985) Ltd. (“Formula Systems”), which is controlled by Asseco Poland SA.

D.	The Company’s shares are listed on the Tel Aviv Stock Exchange.

Note 2	Significant Accounting Policies

A.	-Preparation format of the Consolidated Interim Financial Statements

The Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and in accordance with the disclosure requirements of Chapter D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

The accounting policy applied in the preparation of the Consolidated Interim Financial Statements is consistent with that applied in the preparation of the Consolidated Annual Financial Statements.

B.	Below is information about changes in the CPI and relevant exchange rates

	As at 30.06.25	As at 30.06.24	As at 31.12.24
Consumer price index (2020 basis)
Israel (index basis)	117.3	113.5	114.8
In Israel (known index)	102.8	113.4	115.11
NIS exchange rate
USD	3.37	3.76	3.65
EUR	3.96	4.02	3.80

Interim Consolidated Financial Statements 15

Notes to the Interim Consolidated Financial Statements

Note 2	Significant Accounting Policies (cont.)

B.	Below is information about changes in the CPI and relevant exchange rates (cont.)

	For the six months ended 30.06.25	For the six months ended 30.06.24	For the three months ended 30.06.25	For the three months ended 30.06.24	For the year ended 31.12.24
Consumer price index (2020 basis)
Israel (index basis)	2.14%	2.07%	1.08%	1.13%	3.24%
In Israel (known index)	1.57%	1.89%	1.28%	1.61%	3.43%
NIS exchange rate
USD	(7.54%)	3.64%	(9.31%)	2.12%	0.55%
EUR	4.18%	0.21%	(1.66%)	1.03%	(5.36%)

Note 3	Segments

A.	General

The operating segments are based on information that is reviewed by the chief operating decision maker (CODM) for the allocation of resources and assessment of performance. Accordingly, for management purposes, the Group is organized into operating segments based on the products and services and on the geographic location of the business units.

The Company operates directly and through subsidiaries, and it has the following operating segments:

IT Solutions and Services, Consulting, and Management in Israel;

IT Solutions and Services in the US;

Cloud and Computing Infrastructures;

Marketing and Support of Software Products.

Interim Consolidated Financial Statements 16

Notes to the Interim Consolidated Financial Statements

Note 3	Segments (cont.)

A.	General (cont.)

IT Solutions and Services, Consulting, and Management in Israel

This segment includes a wide range of technological and other solutions and services in the sectors: core systems, data and AI, information security and cyber, digital, and more. As part of these solutions, the Company is engaged in the development of large-scale technological systems and the provision of related services; execution of IT and software integration projects; development of operational solutions and C4 ISR systems for defense entities in Israel and abroad; outsourcing services and professional services by experts and consultants; offshore/nearshore services; BPO and call center services; software project management; software development; software and QA testing; enhancement and upgrading of existing technological systems; as well as the provision of training and implementation services.

In addition, this activity includes management consulting and multidisciplinary engineering and operational consulting services, including supervision of complex engineering projects, particularly infrastructure projects in the transportation sector.

IT Solutions and Services in the United States

This segment is conducted through two arms – Matrix US Holding and XTIVIA – each of which holds several subsidiaries in the United States.
The activity includes the provision of solutions and expert services in the sector of GRC – Government Risk & Compliance, fraud prevention, cyber risk, and anti-money laundering, as well as specialized advisory services in this sector and specialized IT services for the healthcare sector.

This segment also includes the provision of specialized technological solutions and services in the sectors of portals, BI, CRM, DBA, and EIM; dedicated solutions for the US Government Contracting market; distribution and marketing services for software products; and the provision of professional services and offshore solutions, including through employees at the Company’s operational centers in India. The operations also include professional services and projects conducted by experts from across the Matrix Group, serving as a gateway to the business model of exporting the Company's services and products to the US market.

Interim Consolidated Financial Statements 17

Notes to the Interim Consolidated Financial Statements

Note 3	Segments (cont.)

A.	General (cont.)

Cloud and Computing Infrastructures

The Company's activity in this segment primarily includes providing a wide range of cloud solutions and services, including sales, service, and support for public cloud (PaaS, SaaS, IaaS) and private cloud at all implementation stages - consulting, architecture, development, deployment, environment management, and support - as well as advanced FinOps services (through the Company's specialized business unit, CloudZone). It also includes computing solutions for IT infrastructure, communication solutions, marketing and sales of hardware, software licenses, and peripheral equipment for business.

customers, alongside with related professional services. Additionally, the Company offers multimedia solutions and command-and-control centers for smart offices, office automation and printing solutions, sales and marketing of test and measurement equipment, communication, cybersecurity, and RF solutions, automation projects and integration, advanced calibration services, and industrial video and image processing solutions (through RDT Equipment and Systems and Asio Vision). Furthermore, the Company is engaged in the import, sales, and service of automated manufacturing machines for component assembly and automated testing machines for assembly processes and components in production lines across various industries, including industrial, medical, military, laser, and sensor applications for civilian and defense purposes, as well as optical communication systems and automotive radar systems.

Marketing and Support of Software Products

This segment primarily includes the sale and distribution of software products (mainly from foreign software manufacturers) across various sectors, such as control and monitoring products, cybersecurity, communication solutions, virtualization, knowledge management products, databases and Big Data, open-source systems, and IT management products. It also includes providing professional support services for these products, as well as implementation projects, training, support, and maintenance for integrated products and systems.

Interim Consolidated Financial Statements 18

Notes to the Interim Consolidated Financial Statements

Note 3	Segments (cont.)

B.	Composition

For the six months ended June 30, 2025 - unaudited (NIS thousands)

	IT Solutions and Services, Consulting, and Management in Israel	Sales, Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Adjustments	Total
Revenues to non-related parties	1,806,513	168,177	800,316	222,573	-	2,997,579
Inter-segment revenues	43,550	13,031	14,798	423	(71,802)	-

Revenues	1,850,063	181,208	815,114	222,996	(71,802)	2,997,579

Segment results	144,967	18,551	61,164	34,234	(6,206)	252,710
Financial expenses						(55,369)
Financial income						10,609
Taxes on income						(51,084)
Net income						156,866

For the six months ended June 30, 2024 - unaudited (NIS thousands)

	IT Solutions and Services, Consulting, and Management in Israel	Sales, Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Adjustments	Total
Revenues to non-related parties	1,609,866	206,480	735,075	235,024	-	2,786,445
Inter-segment revenues	45,416	12,856	26,985	2,461	(87,718)	-

Revenues	1,655,282	219,336	762,060	237,485	(87,718)	2,786,445

Segment results	128,484	16,285	50,456	33,888	(7,180)	221,933
Financial expenses						(42,388)
Financial income						10,969
Taxes on income						(45,991)
Net income						144,523

Interim Consolidated Financial Statements 19

Notes to the Interim Consolidated Financial Statements

Note 3	Segments (cont.)

B.	Composition (cont.)

For the three months ended June 30, 2025 - unaudited (NIS thousands)

	IT Solutions and Services, Consulting, and Management in Israel	Sales, Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Adjustments	Total
Revenues to non-related parties	900,557	90,856	346,073	113,893	-	1,451,379
Inter-segment revenues	19,975	1,848	8,493	264	(30,580)	-

Revenues	920,532	92,704	354,566	114,157	(30,580)	1,451,379

Segment results	74,828	10,091	25,352	19,129	(2,681)	126,719
Financial expenses						(30,071)
Financial income						4,689
Taxes on income						(25,054)
Net income						76,283

For the three months ended June 30, 2024 - unaudited (NIS thousands)

	IT Solutions and Services, Consulting, and Management in Israel	Sales, Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Adjustments	Total
Revenues to non-related parties	793,334	114,843	306,782	117,773	-	1,332,732
Inter-segment revenues	22,219	7,142	17,496	1,022	(47,879)	-

Revenues	815,553	121,985	324,278	118,795	(47,879)	1,332,732

Segment results	65,157	8,926	22,826	16,919	(2,573)	111,255
Financial expenses						(20,898)
Financial income						6,065
Taxes on income						(23,321)
Net income						73,101

Interim Consolidated Financial Statements 20

Notes to the Interim Consolidated Financial Statements

Note 3	Segments (cont.)

B.	Composition (cont.)

For the year ended December 31, 2024 - audited (NIS thousands)

	IT Solutions and Services, Consulting, and Management in Israel	Sales, Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Adjustments	Total
Revenue from external customers	3,227,608	425,971	1,465,935	460,024	-	5,579,538
Inter-segment revenues	109,659	30,794	49,996	915	(191,364)	-
Total revenues	3,337,267	456,765	1,515,931	460,939	(191,364)	5,579,538

Segmental results	250,113	45,364	106,405	66,865	(18,673)	450,074
Financial expenses						(86,956)
Financial income						20,084
Taxes on income						(94,978)
Net income						288,224

Additional information
Cost of sales	2,893,978	374,515	1,357,891	311,524	(191,364)	4,746,544
Depreciation and amortization	148,210	6,640	26,997	4,964	-	186,811

Interim Consolidated Financial Statements 21

Notes to the Interim Consolidated Financial Statements

Note 4	Significant Events During the Reporting Period

A.	Dividend distribution

Following the declaration of the dividend on March 10, 2025, on April 8, 2025, the Company distributed a dividend in the amount of NIS 52.2 million to its shareholders (reflecting NIS 0.82 for each NIS 1 par value ordinary shares).

Following the declaration of the dividend on May 12, 2025, on July 15, 2025, the Company distributed a dividend in the amount of NIS 56.6 million to its shareholders (reflecting NIS 0.89 for each NIS 1 par value ordinary shares).

B.	Transactions with holders of non-controlling interests in a subsidiary

In the first quarter, the Company entered into a mutual put/call options renewal agreement with non-controlling interests in a subsidiary for the sale and acquisition of the balance of the subsidiary’s shares. The transaction was recorded against equity.

C.	Acquisition of Gav

On February 4, 2025, the Company, through its subsidiary Matrix IT Systems Ltd., completed the acquisition of 70% of the share capital of Gav Systems Ltd. and Gav Experts Ltd. for a total of approximately NIS 45.5 million. In addition, the sellers were paid a dividend for accrued earnings up until 31.12.23 in the amount of NIS 29 million. Pursuant to the agreement, the Company and the seller have a mutual option to sell and purchase the seller's remaining shares to the Company. The acquired company provides outsourcing services, primarily in the form of computing and software personnel.

As at the report date, the valuation underlying the allocation of the consideration to assets and liabilities (the PPA) has not yet been completed and accordingly, this allocation is temporary, according to management's assessment, and may be updated in the coming periods after the valuation is completed.

According to the provisional allocation, the excess purchase cost of approximately NIS 72.2 million was attributed to net intangible assets in the amount of approximately NIS 16.8 million, and the remainder was allocated to goodwill.

As indicated above, the Group recognized the fair value of the assets acquired and liabilities that were undertaken in the business combination according to a temporary measurement. Thus, the consideration for the acquisition as well as the fair value of the assets and liabilities acquired are subject to final adjustment up to 12 months from the acquisition date.

Interim Consolidated Financial Statements 22

Notes to the Interim Consolidated Financial Statements

Note 4	Significant Events During the Reporting Period (cont.)

D.	Entering into a memorandum of understanding for a merger with Magic

On March 10, 2025, a memorandum of understanding (MOU) was signed between Matrix IT Ltd. (“Matrix”) and Magic Software Enterprises Ltd. (“Magic”) for the purpose of negotiating a binding merger agreement, under which Matrix will acquire the entire issued and paid-up share capital of Magic by way of a reverse triangular merger. The considerations to Magic shareholders under the transaction will be in shares of Matrix (hereinafter: the “Magic transaction”). Upon completion of the transaction, Magic will become a private company wholly owned by Matrix.

As Formula is the controlling shareholder in both the Company and Magic, and in light of the materiality of the transaction, the Company's Board of Directors appointed an independent committee that was empowered to examine the engagement in the transaction, to negotiate with Magic regarding the terms of the transaction, to approve the transaction, and to formulate recommendations to the Board with regard thereto. For additional details, see the immediate report dated 11.3.2025 (reference: 2025-01-015939).

Pursuant to generally accepted accounting principles, the transaction will be accounted for using the pooling method rather than the purchase method. Meaning,

the Company will include Magic’s assets and liabilities in its financial statements at the values recorded in the controlling shareholder’s books. In addition, as at the report date, the Company had already recognized transaction costs related to the Magic transaction totaling about NIS 7 million (NIS 5 million in 2024 and the remainder in the second half of 2025).

Interim Consolidated Financial Statements 23

CHAPTER C Financial Information from the Consolidated Interim Financial Statements attributable to the Company June 30, 2025

The information contained in these separate interim financial statements published by the Company constitutes a translation of the separate interim financial statements published by the Company. The hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Special report of the auditing accountant to the shareholders of Matrix I.T. Ltd. on separate interim financial information pursuant to Regulation 38(d) of the Securities Regulations (periodic and immediate reports), 1970	3
Financial Information from the Consolidated Statements of Financial Position attributable to the Company	4
Financial Information from the Consolidated Statements on the Comprehensive Income attributable to the Company	6
Financial Information from the Consolidated Statements Cash Flows attributable to the Company	7
Additional information	10

To the shareholders of Matrix IT. Ltd

Re: Special report of the Auditing Accountant

on Separate Interim Financial information pursuant to Chapter 38D of the Securities Regulations (Periodic and Immediate reports), 1970

Introduction

We reviewed the separate interim financial information presented pursuant to Regulation 38(d) of the Securities Regulations (Periodic and Immediate Reports), 1970 of Matrix IT Ltd. (hereinafter - the Company), as of June 30, 2025 and for the six and three months periods then ended. The separate interim financial information is the responsibility of the Company's board of directors and management. Our responsibility is to express a conclusion on the separate interim financial information for this interim period based on our review.

Scope of Review

We performed our review pursuant to Review Standard (Israel) 2410 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and of applying analytical and other review procedures. A review is substantially smaller in scope than an audit performed pursuant to generally accepted auditing standards in Israel and as a result, does not enable us to obtain assurance that we would become aware of all significant matters that may be identified in an audit. Consequently, we are not expressing an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned Separate Financial Information is not prepared, in all material respects, in accordance with the provisions of Chapter 38D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel Aviv, Israel	Ziv Haft Certified Public Accountants (Isr.)
August 11, 2025	BDO Member Firm

MATRIX IT LTD

Financial Information from the Consolidated Statements of Financial Position attributable to the Company

(NIS thousands)

	30, June		31, December
	2025	2024	2024
	Unaudited		Audited
Current assets
Cash and cash equivalents	8,416	3,263	4,727
Trade receivables	88,232	75,815	103,692
Related parties debit balances	25,295	79,455	91,663
Income taxes receivable	4,662	9,753	12,594
Other accounts receivable	10,771	7,407	21,787
	137,376	175,693	234,463

Non-current assets
Balance in respect of investee controlled companies, net	2,643,994	2,426,869	2,561,496
Capital notes granted to controlled investees	24,659	24,659	24,659
Right-of-use assets	171,132	1,942	178,504
Deferred taxes	6,800	4,971*	6,053
	2,846,585	2,458,441	2,770,712
	2,983,961	2,634,134	3,005,175

*  Reclassification - The Company reclassified comparative figures to reflect offsetting between deferred tax assets and deferred tax liabilities for right-of-use assets and lease liabilities related to the same tax authority and the same taxable entity.

The additional information provided constitutes an integral part of the financial data and the separate financial information.

MATRIX IT LTD

Financial Information from the Consolidated Statements of Financial Position attributable to the Company

(NIS thousands)

	30, June		31, December
	2025	2024	2024
	Unaudited		Audited
Current liabilities
Credit from banks and other credit providers	304,780	203,004	300,000
Current maturities of debentures	79,955	82,698	81,341
Current maturities of lease liabilities	14,973	796	8,761
Trade payables	52,574	29,118	36,802
Employees and payroll accruals	22,931	23,051	36,964
Other accounts payable	70,670	64,612	68,514
Related Parties credit balances	912,217	843,517	917,845
	1,458,100	1,246,796	1,450,227

Non-current liabilities
Debentures	262,705	327,917	295,427
Lease liabilities	167,890	-	170,627
Deferred taxes	-	644	-
Employee benefit liabilities, net	96	190	161
	430,691	328,751	466,215

Equity attributable to Company shareholders
Share capital and capital reserves	345,039	384,663	380,099
Retained earnings	750,131	673,924	708,634
	1,095,170	1,058,587	1,088,733
	2,983,961	2,634,134	3,005,175

August 11, 2025
Date of approval of the financial statements	Guy Bernstein Chairman of the Board	Moti Gutman Chief Executive Officer	Nevo Brenner Chief Financial Officer

*    Reclassification - The Company reclassified comparative figures to reflect offsetting between deferred tax assets and deferred tax liabilities for right-of-use assets and lease liabilities related to the same tax authority and the same taxable entity.

The additional information provided constitutes an integral part of the financial data and the separate financial information.

MATRIX IT LTD

Financial Information from the Consolidated Statements on the Comprehensive Income attributable to the Company

(NIS thousands)

	Six months ended, 30.06.25	Six months ended, 30.06.24	Three months ended, 30.06.25	Three months ended, 30.06.24	Year ended, 31.12.24
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Revenues	127,656	109,143	61,866	51,615	197,122
Cost of revenues	41,313	52,115	18,127	21,038	61,815

Gross profit	86,343	57,028	43,739	30,577	135,307
Selling and marketing expenses	6,671	10,358	4,253	7,841	23,960
General and administrative expenses	21,552	20,791	12,370	11,835	54,965
Operating income	58,120	25,879	27,116	10,901	56,382
Financial expenses	20,477	14,558	9,587	7,623	61,382
Financial income	55	88	(138)	8	254
Company`s share of income of companies accounted for at equity, net	119,469	130,367	60,456	67,621	277,824
Income before taxes on income	157,167	141,776	77,847	70,907	273,078
Taxes on income	8,670	3,635	4,929	1,412	656
Net income attributable to the Company	148,497	138,141	72,918	69,495	272,422
Actuarial gains from defined benefit plans	1,789	1,928	454	1,138	2,722
Adjustments for translation of financial statements	(25,363)	11,547	(31,595)	6,937	(1,340)
Total comprehensive income attributable to the Company	124,923	151,616	41,777	77,570	273,804

The additional information provided constitutes an integral part of the financial data and the separate financial information.

MATRIX IT LTD

Financial Information from the Consolidated Statements Cash Flows attributable to the Company
(NIS thousands)

	Six months ended, June 30, 2025	Six months ended, June 30, 2024	Three months ended, June 30, 2025	Three months ended, June 30, 2024	Year ended, December 31, 2024
Cash flows from operating activities:	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Net income	148,497	138,141	72,918	69,495	272,422
Adjustments to reconcile net income to net cash provided by operating activities:
Adjustments to the profit or loss items:
Company`s share of income of companies accounted for at equity, net	(119,469)	(130,367)	(60,456)	(67,621)	(277,824)
Taxes on income	8,670	3,635	4,929	1,412	656
Depreciation and amortization	8,507	6,749	4,276	4,402	9,155
Change in employee benefit liabilities	(65)	(62)	(43)	(164)	(91)
Other financial expenses, net	20,839	13,252	10,178	10,974	30,384
Revaluation of long-term loans from banks	-	(3)	-	(2)	(7)
Share based payment	4,406	8,997	1,385	4,509	18,026
	(77,112)	(97,799)	(39,731)	(46,490)	(219,701)

The additional information provided constitutes an integral part of the financial data and the separate financial information.

MATRIX IT LTD

Financial Information from the Consolidated Statements Cash Flows attributable to the Company
(NIS thousands)

	Six months ended, June 30, 2025	Six months ended, June 30, 2024	Three months ended, June 30, 2025	Three months ended, June 30, 2024	Year ended, December 31, 2024
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Changes in assets and liability items:
Decrease (increase( in trade receivables	15,460	446	(885,8)	(838,1)	(27,431)
Decrease (increase) in other accounts receivable and prepaid expenses	11,016	(2,748)	2,701	(686)	(17,128)
Increase(decrease) in trade payables	15,772	7,742	4,179	(1,345)	15,426
Increase in employee benefit liabilities, deferred revenues and other accounts payable	(21,088)	(22,923)	(28,085)	(15,175)	(1,504)
Decrease (increase) in Related Parties Balances	60,740	67,341	52,552	83,034	129,461
	81,900	49,858	22,462	63,990	98,824
Cash paid and received during the year for:
Interest paid	(15,437)	(10014,)	(2,139)	(6,912)	(31,293)
Interest received	55	-	20	-	126
Taxes paid	-	(5,250)	-	(340)	(7,235)
Taxes received	1,010	3,746	2,936	3,746	3,746
	(14,372)	(15,604)	817	(3,506)	(34,656)
Net cash provided (used) by operating activities	138,913	74,596	56,466	83,489	116,889

The additional information provided constitutes an integral part of the financial data and the separate financial information.

MATRIX IT LTD

Financial Information from the Consolidated Statements Cash Flows attributable to the Company
(NIS thousands)

	Six months ended, June 30, 2025	Six months ended, June 30, 2024	Three months ended, June 30, 2025	Three months ended, June 30, 2024	Year ended, December 31, 2024
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Cash flows from financing activities:
Short-term credit from banks and other credit providers, net	-	-	-	-	100,000
Repayment of lease liabilities	-	(5,172)	-	(2,333)	(5,500)
Repayment of long-term loans from banks and others	-	(3,000)	-	(1,500)	(6,000)
Dividend paid	(100,438)	(80,673)	(52,161)	(80,673)	(184,214)
Debenture payment	(33,959)	(33,959)	-	-	(67,918)
Net cash provided /(used) in financing activities	(134,397)	(122,804)	(52,161)	(84,506)	(163,682)
Translation differences for cash and cash equivalents	(827)	915	(828)	440	964
Increase) Decrease) in cash and cash equivalents	3,689	(47,293)	3,477	(577)	(45,829)
Balance of cash and cash equivalents at the beginning of the year	4,727	50,556	4,939	3,840	50,556
Balance of cash and cash equivalents at the end of the year	8,416	3,263	8,416	3,263	4,727
Significant non-cash transactions
Dividend declared and not yet paid	56,628	-	56,628	-	48,277
Right-of-use asset recognized with corresponding lease liability	8,508	-	8,240	-	182,166

The additional information provided constitutes an integral part of the financial data and the separate financial information.

MATRIX IT LTD

Additional information

1:	General

This “Separate financial information” of Matrix I. T. Ltd. (hereinafter – “the Company”), prepared in a condensed format for June 30, 2025 and for the periods of six and three months that ended on that date, were prepared in accordance with the provisions of Regulation 38(d) of the Securities Regulations (Periodic and Immediate Reports), 1970. This Separate financial information report, should be reviewed in connection with the “Separate financial information” of the Company's annual Financial Statements for December 31, 2024 and for the year ended on that date, and the additional information accompanying them.

2:	Significant accounting policies

The accounting policy applied in preparing this “Separate financial information report” is consistent with the one applied in preparing the “Separate financial information report” for December 31, 2024.

CHAPTER D Quarterly Report on the effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to Regulation 38c`(a)

The information contained in the Quarterly Report on the effectiveness of Internal Control over Financial Reporting and disclosure pursuant to Regulation 38c`(a) constitutes a translation of Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Quarterly report on the effectiveness of internal control over financial reporting and disclosure in accordance pursuant to Regulation 38c`(a).	3
Certification of CEO	4
Certification of the most senior financial executive officer	6

Quarterly report on the effectiveness of internal control over financial reporting and disclosure pursuant to Regulation 38c`(a ):

Management, under the supervision of the Board of Directors of Matrix IT Ltd. ( hereby: "the Company"), is responsible for establishing and maintaining appropriate internal control over financial reporting and disclosure in the Company.

For this matter, the members of Management are:

1.	Moti Gutman, CEO

2.	Nevo Brenner, CFO

3.	Gali Katan, Controller

Internal control over financial reporting and disclosure includes controls and procedures in the Company, which were planned by the CEO and the most senior financial officer, or under their supervision, or by whoever fulfills those functions in practice, under the supervision of the Board of Directors of the Company, and were designed to provide reasonable assurance as to the reliability of the financial reporting and the preparation of the reports in accordance with the provisions of the law, and to ensure that information that the Company is required to disclose in the reports it publishes in accordance with the provisions of the law is collected, processed, summarized and reported on the date and in the format laid down in law.

Internal control includes, among other things, controls and procedures planned to ensure that the information the Company is required to disclose as aforesaid, is accumulated and forwarded to the Management of the Company, including to the CEO and the most senior financial officer or to whoever fulfills those functions in practice, in order to enable decisions to be made at the appropriate time in relation to the disclosure requirements.

Due to its structural limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance that misstatement or omission of information from the reports will be prevented or will be detected.

In the quarterly report on the effectiveness of internal control over financial reporting and disclosure, that was attached to the quarterly report for the period ended March 31, 2025 (the "Last Quarterly Report on Internal Control"), internal control was found to be effective.

Up to the reporting date, no event or matter was brought to the attention of the Board of Directors and Management that could change the evaluation of the effectiveness of internal control, as found in the Last Quarterly Report on Internal Control.

As of the reporting date, based on that stated in the Last Quarterly Report on Internal Control, and based on information that was brought to the attention of the Board of Directors and Management as aforesaid, the internal control is effective.

3 Quarterly Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to Regulation 38C(a)

Management certifications:

(a1) CEO certification pursuant to Regulation 38c`(d)(1):

Management certification
CEO Certification

I, Moti Gutman, certify that:

1.	I have reviewed the quarterly report of Matrix IT Ltd. ("the Company") for the second quarter of 2025 ("the Reports").

2.	To the best of my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period of the Reports.

3.	To the best of my knowledge, the financial statements and other financial information included in the Reports reflect fairly, in all material respects, the financial position, results of operations and cash flows of the Company as of the dates and for the periods presented in the Reports.

4.	I have disclosed the following to the Independent Auditor of the Company, to the Company’s Board of Directors, and to the Audit and the Financial Statements Review Committees of the Board of Directors of the Company, based on my most recent evaluation of internal control over financial reporting and disclosure:

a)	All the significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure which are reasonably likely to adversely affect the Company’s ability to collect, process, summarize or report financial information, in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law;

b)	Any fraud, whether or not material, that involves the CEO or anyone directly subordinate to the CEO, or which involves other employees who have a significant role in the Company’s internal control over financial reporting and disclosure.

5.	I, alone or together with others in the Company:

a)	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports;

4 Quarterly Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to Regulation 38C(a)

b)	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

c)	No event or matter that occurred in the period between the date of the last report (the quarterly report as of March 31, 2025) and this reporting date was brought to my attention that would change the conclusion of the Board of Directors and Management concerning the effectiveness of internal control over the Company’s financial reporting and disclosure.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else, in law.

Moti Gutman CEO	August 11, 2025

5 Quarterly Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to Regulation 38C(a)

Management certifications :

(b) CFO Certification pursuant to Regulation 38C(d)(2)

Management certification
Certification of the most senior financial executive officer

I, Nevo Brenner, certify that:

1.	I have reviewed the quarterly report of Matrix IT Ltd. ("the Company") for the second quarter of 2025 ("the Reports").

2.	To the best of my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period of the Reports.

3.	To the best of my knowledge, the financial statements and other financial information included in the Reports reflect fairly, in all material respects, the financial position, results of operations and cash flows of the Company as of the dates and for the periods presented in the Reports.

4.	I have disclosed the following to the Independent Auditor of the Company, to the Company’s Board of Directors, and to the Audit and the Financial Statements Review Committees of the Board of Directors of the Company, based on my most recent evaluation of internal control over financial reporting and disclosure:

a)	All the significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure which are reasonably likely to adversely affect the Company’s ability to collect, process, summarize or report financial information, in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law;

a)	Any fraud, whether or not material, that involves the CEO or anyone directly subordinate to the CEO, or which involves other employees who have a significant role in the Company’s internal control over financial reporting and disclosure.

5. I, alone or together with others in the Company:

a)	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports;

6 Quarterly Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to Regulation 38C(a)

b)	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

c)	No event or matter that occurred during the period between the date of the last Report (the quarterly Report as of March 31, 2025) and the date of this Report has been brought to my attention that would change my conclusions regarding the effectiveness of internal control over financial reporting and disclosure, insofar as it relates to the financial statements and other financial information included in the Reports that were presented to Management and the Board of Directors and are incorporated in this Report.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else, in law.

Nevo Brenner CFO	August 11, 2025

7 Quarterly Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to Regulation 38C(a)